Attorneys & counselors

201 santa monica boulevard

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santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

April 15, 2016

Ms. Amanda Ravitz

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Quarta-Rad, Inc.
Response to Comment letter dated February 29, 2016
Amendment No. 3 to Form S-1
Filed: February 11, 2015
File No. 333-196078

Dear Ms. Ravitz:

Enclosed is the Pre-Effective Amendment No. 4 to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated February 29, 2016.

Business, page 28

1.	Please expand your revisions in response to prior comment 9 to address the terms of the oral agreement relating to the term of the agreement, termination and exclusivity. Please also clarify how you “prepay for the products [you] purchase,” given the related party payables reflected in your financial statements.

Response:	Under the terms of the Company’s oral agreement with Quarta-Rad, Ltd., the Company has the exclusive distribution rights for resale of the products in the United States, Europe and Asia. The parties have orally agreed that the term of the agreement is through December 31, 2024 with an option to renew for 10 years. Quarta-Rad, Ltd. can terminate the exclusive agreement at any time by giving the Company 180 days written notice.

The Company wires monies to Quarta-Rad, Ltd. for the payment of the products before Quarta-Rad, Ltd. ships the products. The related party payable is unrelated to the purchase of the products and relates to research and development costs incurred in 2014.

Revenues, page 26

Attorneys & counselors

Ms. Amanda Ravitz

April 15, 2016

2.	Please clarify the reasons underlying the changes you note. For example, revise the statement regarding “reduced demand for inventory in new markets [you] tested” to clarify why demand was reduced and to what markets you are referring. Please also revise to clarify how the “introduction of new models” caused decreased revenues.

Response:	The Company originally based its expectations for the demand of the products in new markets such as Mexico, Canada, India, China and Indonesia based on a correlation between the country population, average income and the sales figures in our other markets. The Company found that its expectations for sales volume based on the population were not correct and it needed to identify unique opportunities for product distribution within each new market.

The Company believes its introduction of new models created a misconception that its existing, best-selling models such as RD1503+ and RD1212 were obsolete. The Company believes this strategy prompted buyers to consider purchasing the newer models over the existing models. Since the newer models do not have as many articles and/or reviews written about them, the Company believes the lack of reviews and articles led to some potential buyers consider purchasing competing products rather than Company products. The Company believes the introduction of the new models initially led to a decrease in revenues. The Company is now addressing this concern by increasing its promotion of the new models, while modifying its marketing campaign to ensure that new models are not seen as a replacement for existing models but rather a wider range of offering.

Operating Expenses, page 26

3.	We note your response to comment 8 and your updated disclosures. Please revise your filing to also include an explanation of the underlying reasons for the changes in your operating expenses for all of the periods provided. For instance, please describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations.

Response:	The Company’s financials have been updated and the filing includes an explanation of the underlying reasons for the changes in operating expenses for all periods provided.

Major advantages, page 29

Attorneys & counselors

Ms. Amanda Ravitz

April 15, 2016

4.	We note your response to prior comment 10. It does not appear that you have revised to explain what you mean by “proprietary tech library” and whether you or your affiliates owns or controls this library. Please revise. Please also identify the engineers to whom you have access and where they are employed.

Response:	The proprietary tech library is combination of source code, database, firmware and hardware used for measuring and displaying radiation measurements. The source code is for the: (i) RD1212 web program; (ii) RD1212 BT application for Android and iPhone; (iii) Web RadexRead; and (iv) database of radiation measurements. The Web RadexRead and database of radiation measurements are owned, managed, and controlled by Quarta-Rad USA. Quarta-Rad, Ltd. owns and controls the firmware source code used by all Radex series as well as the hardware design. Victor Shvetsky is in charge of developing and maintaining technical libraries owned by the Company. The technical library components Quarta-Rad, Ltd. owns are maintained and updated by the following Quarta-Rad, Ltd. engineers: Sergei Mamayev, Aleksander Demin, Dmitry Eiduk, and Dmitry Proskurin.

Summary Compensation Table, page 34

5.	Please update the disclosure provided pursuant to Regulation S-K Item 402 to be as of your last-completed fiscal year, the fiscal-year ended December 31, 2015. We note that your disclosure is currently as of September 30, 2015.

Response:	The disclosure has been updated to be as of the last-completed fiscal year ended December 31 2015.

Certain Relationships . . . , page 35

6.	Please reconcile the amount of related party payables referenced here as of December 31, 2013 and 2014 and September 30, 2015 with the amounts reflected in your balance sheets for the periods ended December 31, 2013 and 2014 and September 30, 2015. Also, the balance sheet following your auditors’ reports says you had related party payables of $170,647 and accounts payable of $52,434 as of December 31, 2014. However, the balance sheet as of December 31, 2014 that appears with your financial statements as of September 30, 2015 reports different amounts. Please reconcile.

Response:	The financials have been updated to include the comparative years of December 31, 2015 and 2014. The related party payables contained in this section have been reconciled to the auditors’ reports.

Attorneys & counselors

Ms. Amanda Ravitz

April 15, 2016

Financial Statements, page 43

Note 2. Summary of Significant Accounting Policies, page F-7

-Revenue Recognition, page F-9

7.	We note your response to comment 12. Please revise your filing to include the significant points from your response which support the conclusion that you are the primary obligor and should recognize revenue on a gross basis as outlined in ASC 605-45. Specifically, please revise to include disclosure similar to last paragraph of your response.

Response:	We have revised the filing to include the significant points from our response, which supports the conclusion that the Company is the primary obligor and should recognize revenue on a gross basis as outlined in ASC 605-45. We have also revised to include the disclosure similar to the last paragraph of our prior response.

Exhibit 23.3

8.	We note that the consent of your independent auditor refers to the report dated January 22, 2016 on your financial statements as of and for the period ending December 31, 2014. However, we note from page F-1 that the referenced audit report date is actually February 1, 2016. Prior to requesting effectiveness, please have your independent auditor provide a currently dated consent which references the proper report date.

Response:	Our independent auditor has revised its consent for use of its audit reports for the years ended December 31, 2015 and 2014.

We believe the foregoing changes have adequately addressed the SEC’s comments.

If you have any question or require anything further, please feel free to call me at 310-576-4758 or Michael Connette at (424) 777-8800.

Sincerely yours,

HATELEY & HAMPTON,

/s/ Donald P. Hateley
Donald P. Hateley, Esq., CPA

cc: Victor Shvetsky, Chief Executive Officer